JSAT

IRD-B-02-075
October 23, 2002

02055571

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

RECD S.E.C.
OCT 29 2002
1086

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

SUPPL

Enclosed document is as follows:

- JSAT and PanAmSat Conclude Joint Sales Agreement Covering the Asia-Pacific Region (dated October 22, 2002)

Please indicate your receipt of the enclosed by date stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Very truly yours,

Y. Maeda

11/19

Yosuke Maeda
Manager
Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

October 22, 2002
JSAT Corporation

JSAT and PanAmSat Conclude Joint Sales Agreement Covering the Asia-Pacific Region

JSAT Corporation (*1) and PanAmSat Corporation (PAS;*2) have announced the conclusion of a joint sales agreement covering the Asia-Pacific region.

The agreement (*3) will facilitate the provision of optimal network services to customers in the region who use satellites for digital video distribution, as an Internet backbone and for other applications. The network services will leverage both companies' fleets of communications satellites to cover a wide area, extending from the U.S. West Coast to Oceania and Asia, including Pakistan and India. Furthermore, the combined use of satellites offers flexibility in selecting orbital position, coverage area and other parameters that match customer needs.

The sales agreement adds another dimension to cooperation between JSAT and PAS. The two companies are already working toward the planned launch of the jointly owned Horizons-1 satellite into orbit above North America in the first quarter of ending June 30, 2003. This satellite will provide Japan-U.S. satellite telecommunications links and full coverage of North America. Looking ahead, the two companies will advance marketing and sales activities that give full play to their respective strengths, using JSAT's JCSAT-2A and JCSAT-3 satellites and PAS' PAS-2 and PAS-8 satellites, to deliver optimal services for customers.

*1: **About JSAT**
JSAT Corporation is a leading satellite operator in the Asia-Pacific region. The company owns and operates eight satellites in seven orbital slots. JSAT provides telecommunications and broadcasting services that offer a range of unique features made possible by satellite communications, which is well suited to support high-volume, wide-distribution, high-speed networks. Based on its corporate slogan, "JSAT, Expanding Horizons," the company is working to actively expand its business. JSAT is listed on the First Section of the Tokyo Stock Exchange. For more information on JSAT, visit the company's web site at www.jsat.net.

*2: **About PanAmSat**

PanAmSat Corporation (PAS) is the premier provider of global video and data broadcasting services via satellite. Operating a global network of 22 in-orbit spacecraft, the company delivers entertainment and information to cable television systems, TV broadcast affiliates, direct-to-home TV operators, Internet service providers, telecommunications companies and other corporations worldwide. PAS is 81 percent owned by HUGHES Electronics Corporation. For more information on PAS, visit the company's web site at www.panamsat.com.

***3 Details of the Sales Agreement**

Under the joint sales agreement, JSAT and PAS will collaborate on sales activities in the Asia-Pacific region for services offered via communications satellites of both companies. This framework will provide customers with optimal network services matched to their needs as reciprocal use of each other's satellites will allow both companies to provide new single-satellite communications links. Previously, both companies were unable to link certain locations with a single satellite—PAS, Hawaii and India; and JSAT, the U.S. West Coast and Japan, for example—due to a lack of coverage. Now, using JCSAT-3, PAS can offer single-satellite services linking Hawaii and India, as JSAT can link the U.S. West Coast and Japan and other areas with either PAS-2 or PAS-3.

Satellites Involved
JSAT satellites: JCSAT-2A, JCSAT-3 (C-band only for both satellites)
PAS satellites: PAS-2, PAS-8

***4 Satellite Specifications**

	JCSAT-2A	JCSAT-3	PAS-2	PAS-8
Orbital Position	154° E	128° E	169° E	166° E
Transponders (Bandwidth x No. of transponders)	Ku-band: 57MHz x 16 C-band: 36MHz x 11 54MHz x 5	Ku-band: 27MHz x 16 36MHz x 12 C-band: 36MHz x 12	Ku-band: 54MHz x 12 64MHz x 4 C-band: 54MHz x 12 64MHz x 4	Ku-band: 36MHz x 24 C-band: 36MHz x 24
Coverage Areas	Asia, Hawaii, Oceania	Asia, India, Hawaii, and Australia and New Zealand (partially)	Pacific Rim, China and North Asia, Australia, New Zealand	Pacific Rim Northeast and Southeast Asia, Australia